
06017049

9|7

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Riverstone Resources

*CURRENT ADDRESS #906 - 595 Howe St.
Vancouver, B.C. V6C 2T5

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 25 2006
THOMSON FINANCIAL

FILE NO. 82- 35016 FISCAL YEAR 10/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS
DAT : 9/22/2006

082-35016

AR/S
10-31-05

RIVERSTONE RESOURCES INC.

#906-595 Howe Street,
Vancouver, B.C. V6C 2T5
Tel: 604-801-5020
Fax: 604-801-6075

FINANCIAL STATEMENTS

31 OCTOBER 2005 and 2004

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of Riverstone Resources Inc.:

We have audited the balance sheets of Riverstone Resources Inc. (the "Company") as at 31 October 2005 and 2004 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 October 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Staley Okada & Partners"

Vancouver, B.C.
13 February 2006

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Riverstone Resources Inc. Statement 1

Balance Sheets

As at 31 October
Canadian Funds

ASSETS		**2005**		2004
Current				
Cash and term deposits	$	**97,036**	$	885,334
GST receivable		**37,734**		27,509
Prepaid expenses		**11,932**		11,993
		146,702		924,836
Resource Property Costs - *Schedule (Note 4)*		**3,304,973**		1,525,274
Property, Plant and Equipment *(Note 5)*		**8,959**		-
	$	**3,460,634**	$	2,450,110

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- trade and other	$	**230,533**	$	309,318
- related parties		**53,898**		-
		284,431		309,318
Continued Operations *(Note 1)*				

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		**4,660,254**		3,291,998
Contributed Surplus *(Note 6b)*		**654,300**		441,521
Deficit - *Statement 2*		**(2,138,351)**		(1,592,727)
		3,176,203		2,140,792
	$	**3,460,634**	$	2,450,110

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
________________________, Director

"James Robertson"
________________________, Director

- See Accompanying Notes -

Riverstone Resources Inc. Statement 2

Statements of Loss and Deficit

For the Years Ended 31 October

Canadian Funds

	2005	2004
Indirect and Administrative		
Administration and management fees *(Note 7a)*	$ 123,500	$ 70,730
Amortization	825	-
Consulting fees	36,504	29,800
Foreign exchange gain	(1,805)	(2,846)
General exploration	335	10,535
Office and general	9,676	9,305
Professional	65,380	46,651
Rent and office services *(Note 7c)*	48,000	25,150
Shareholder information	10,734	8,816
Stock-based compensation *(Note 6f)*	192,509	355,197
Stock exchange and filing fees	6,782	25,092
Transfer agent	7,948	8,462
Travel and promotion	48,601	18,596
Loss for the Year Before the Under-Noted	548,989	605,488
Interest income	(3,365)	(30,307)
Write off of resource property costs *(Schedule)*	-	41,648
Loss for the Year	545,624	616,829
Deficit - beginning of year	1,592,727	975,898
Deficit - End of Year	$ 2,138,351	$ 1,592,727
Loss per Share - Basic and Diluted	$ 0.04	$ 0.06
Weighted-Average Number of Shares	13,565,111	9,967,545

- See Accompanying Notes -

Riverstone Resources Inc.

Statement 3

Statements of Cash Flows

For the Years Ended 31 October
Canadian Funds

Cash Resources Provided By (Used In)		2005		2004
Operating Activities				
Loss for the year	$	**(545,624)**	$	(616,829)
Items not affecting cash				
Amortization		**825**		-
Stock compensation		**192,509**		355,197
Write-off of resource property costs		**-**		41,648
		(352,290)		(219,984)
Net change in non-cash working capital				
GST receivable		**(10,225)**		(14,158)
Prepaid expenses		**61**		(11,993)
Accounts payable and accrued liabilities				
- trade and other		**40,739**		(54,766)
- related parties		**53,898**		(2,889)
		(267,817)		(303,790)
Investing Activities				
Resource property costs		**(1,851,453)**		(1,121,356)
Property, plant and equipment		**(9,784)**		-
		(1,861,237)		(1,121,356)
Financing Activities				
Shares issued for cash		**1,456,701**		2,239,900
Share issuance costs		**(115,945)**		(85,399)
		1,340,756		2,154,501
Net Increase (Decrease) in Cash		**(788,298)**		729,355
Cash position - beginning of year		**885,334**		155,979
Cash Position - End of Year	$	**97,036**	$	885,334

Supplemental Schedule of Non-Cash Investing and Financing Transactions				
Shares issued for resource properties	$	**27,500**	$	41,250
Stock-based compensation recorded for resource properties	$	**20,270**	$	78,485
Change in accounts payable – resource property costs	$	**119,524**	$	(296,041)

- See Accompanying Notes -

Riverstone Resources Inc. Schedule

Schedules of Resource Property Costs

For the Years Ended 31 October
Canadian Funds

	2005	2004
Burkina Faso, West Africa		
Rambo Property		
Acquisition and option payments	$ **89,159**	$ 94,017
Camp and general	**114,600**	190,453
Consulting	**6,367**	12,938
Drilling	**89,434**	372,601
Environmental and permitting	**-**	5,910
Geochemical and assay	**4,721**	143,711
Geological	**123,528**	329,662
Lease, licenses and taxes	**2,150**	2,016
Local labour	**10,663**	95,748
Project management	**12,951**	28,454
Report preparation	**1,139**	25,577
Stock-based compensation *(Note 6f)*	**20,270**	78,485
Transportation	**27,942**	109,683
	502,924	1,489,255
Liquidi Malguem Property		
Acquisition and option payments	**78,772**	-
Camp and general	**177,267**	-
Consulting	**13,964**	-
Drilling	**62,968**	-
Geochemical and assay	**134,076**	-
Geological	**144,710**	-
Lease, licenses and taxes	**3,061**	-
Local labour	**33,371**	-
Project management	**23,927**	-
Report preparation	**786**	-
Transportation	**55,360**	-
	728,262	-
Solna Property		
Camp and general	**62,191**	-
Consulting	**6,092**	-
Geochemical and assay	**17,887**	-
Geological	**77,822**	-
Lease, licenses and taxes	**3,564**	-
Local labour	**16,983**	-
Project management	**13,464**	-
Report preparation	**133**	-
Transportation	**23,002**	-
	221,138	-
Balances Carried Forward	$ **1,452,324**	$ 1,489,255

- See Accompanying Notes -

Riverstone Resources Inc. Schedule

Schedules of Resource Property Costs

For the Years Ended 31 October

Canadian Funds

	2005	2004
Balances Brought Forward	$ 1,452,324	$ 1,489,255
Burkina Faso, West Africa - *Continued*		
Kao Property		
Camp and general	41,051	-
Geochemical and assay	49,639	-
Geological	54,110	-
Lease, licenses and taxes	3,457	-
Local labour	2,384	-
Project management	8,375	-
Transportation	16,175	-
	175,191	-
Yaramoko Property		
Camp and general	40,063	-
Consulting	755	-
Geochemical and assay	42,593	-
Geological	36,651	-
Lease, licenses and taxes	2,062	-
Local labour	2,304	-
Project management	7,578	-
Transportation	10,542	-
	142,548	-
Other Properties		
Camp and general	1,818	2,720
Consulting	-	30,384
Geochemical and assay	341	1,716
Geological	1,925	6,353
Lease, licenses and taxes	5,552	1,217
Transportation	-	5,487
	9,636	47,877
Costs for the Year	1,779,699	1,537,132
Balance - beginning of year	1,525,274	29,790
Write off of costs on properties not acquired	-	(41,648)
Balance - End of Year	$ 3,304,973	$ 1,525,274

- See Accompanying Notes -

1. Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt upon the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, is currently unable to self-finance operations, has a working capital deficiency of $137,729, and an accumulated deficit of $2,138,351. The ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain additional financing *(Note 10c)*.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2. Significant Accounting Policies

a) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

b) Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The effect on loss per share of the Company's outstanding options and warrants is anti-dilutive and, therefore, the exercise of such options and warrants has not been included in the calculation of the basic and diluted loss per share amounts presented.

c) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value, as determined by the board of directors.

2. Significant Accounting Policies - *Continued*

d) Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which applies to all awards granted by the Company on or after 1 November 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by Section 3870, the Company enacted prospectively early adoption of the fair-value based method of accounting for awards issued to employees for the fiscal year beginning 1 November 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair-value based method. In prior years, stock-based compensation expense was recognized only when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

e) Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold. In the event of commercial production, net costs will be charged to operations on the unit-of-production method by project based upon estimated recoverable reserves.

The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining and obtaining clear title to the claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

The Company does not accrue the estimated costs of maintaining its mineral interests in good standing.

f) Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

2. Significant Accounting Policies - *Continued*

g) Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, *Asset Retirement Obligations*. This new section requires recognition of a liability for legal obligations relating to the retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. The liability for asset retirement obligations must be recognized at fair value in the period in which it is incurred when a reasonable estimate of fair value can be made. Such retirement costs are added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

h) Environmental

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's philosophy and resultant policy is to conduct its exploration and development activities in an environmentally responsible manner. Specifically, the Company's policy is to meet or surpass the environmental requirements established to satisfy international standards and guidelines, by application of technically proven and economically feasible mitigation and reclamation procedures.

i) Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby the income tax effects of temporary differences in the time when income and expenses are recognized in accordance with Company accounting practices, and the time they are recognized for income tax purposes, are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The change in the net future tax asset or liability is included in income in the current year.

j) Foreign Exchange

Transactions denominated in foreign currencies are recorded during the year at the prevailing exchange rate. Year-end monetary balances denominated in foreign currencies are translated into Canadian dollars at year-end rates. Translation gains and losses are recorded as income or expense in the current year.

k) Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3. Financial Instruments

The fair value of the Company's cash and term deposits, GST receivable, and accounts payable is estimated to approximate their carrying value. The Company maintains only small balances of cash in foreign currencies, which it uses to fund its foreign projects. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

4. Resource Properties

a) Rambo Property, Burkina Faso, West Africa

The Company has an option to acquire a 100% interest in the Rambo property located in Burkina Faso, West Africa. The property is subject to a 3% net smelter return royalty and a standard government 10% carried production interest. The Company may acquire its interest by making cash payments and share issuances to the optionors and completing minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Shares	Exploration Expenditures U.S. Funds
Upon signing of the formal agreement *(paid)*	$ 5,000	-	$ -
Upon regulatory approval *(paid, issued)*	35,000	50,000	-
On or before 15 December 2004 *(paid, issued)*	50,000	50,000	150,000
On or before 15 December 2005 *(Note 10a)*	50,000	50,000	150,000
On or before 15 December 2006	50,000	50,000	200,000
On or before 15 December 2007	50,000	50,000	-
	$ 240,000	250,000	$ 500,000

The Company has made all cash payments and share issuances as required to 31 October 2005. In addition, the Company has satisfied all exploration expenditure requirements under the agreement. The company issued 25,000 shares as a finder's fee *(Note 6a)*.

b) Liquidi Malguem Property, Burkina Faso, West Africa

During the year, the Company signed an agreement to acquire an 80% interest in the Liquidi Malguem property located in Burkina Faso, West Africa. At its option, the Company may earn its interest by completing cash payments to the optionors and approximate minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Exploration Expenditures U.S. Funds
Upon signing of the agreement *(paid)*	$ 45,000	$ -
On or before 31 December 2004 *(completed)*	-	85,000
On or before 1 November 2005 *(paid)*	20,000	-
On or before 31 December 2005 *(completed)*	-	125,000
On or before 1 November 2006	30,000	-
	$ 95,000	$ 210,000

Upon earning its interest, the Company and the optionor will form a joint venture, which will include standard dilution clauses. If either party is reduced to a 10% interest, the interest will revert to a 2% net smelter return royalty. The property is subject to a standard government 10% carried production interest.

4. Resource Properties - *Continued*

c) Other Properties, West Africa

During the year, the Company acquired government exploration permits granting the Company, through a third party, a 100% interest in the Solna, Kao, and Yaramoko properties located in Burkina Faso, West Africa. The permits are held in trust for the Company by a Burkina Faso resident associated with the Company. The properties are subject to a standard government 10% carried production interest. The Company has also incurred costs on exploring additional properties in West Africa including the Yantara and Teyango permits. These costs are being carried as Other Properties until such time as significant costs are expended on a specific property and a definitive acquisition agreement is established.

d) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	**2005**	2004
Rambo	$ 183,176	$ 1,838,793	**$ 2,021,969**	$ 1,519,045
Liquidi Malguem	79,989	649,490	**729,479**	1,217
Solna	-	226,150	**226,150**	5,012
Kao	-	175,191	**175,191**	-
Yaramoko	-	142,548	**142,548**	-
Other properties	-	9,636	**9,636**	-
	$ 263,165	$ 3,041,808	**$ 3,304,973**	$ 1,525,274

5. Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	**2005 Net Book Value**	2004 Net Book Value
Computer equipment	$ 9,784	$ 825	**$ 8,959**	$ -

6. Share Capital

The authorized share capital of the company consists of an unlimited number of common shares without par value.

a) Share issuance details are as follows:

	2005			2004		
	Shares		**Amount**	Shares		Amount
Balance - beginning of year	**10,679,601**	**$**	**3,291,998**	6,445,001	$	1,096,247
Private placement	**-**		**-**	4,000,000		2,200,000
Private placement *(i)*	**3,356,669**		**1,007,001**	-		-
Private placement *(ii)*	**500,000**		**150,000**	-		-
Share issuance costs *(i)*	**-**		**(115,945)**	-		(85,399)
Shares issued for property *(Note 4a)*	**50,000**		**27,500**	50,000		27,500
Shares issued for finder's fee *(Note 4a)*	**-**		**-**	25,000		13,750
Shares issued on exercise of warrants	**2,300,000**		**285,000**	159,600		39,900
Shares issued on exercise of options	**105,000**		**14,700**	-		-
Balance - end of year	**16,991,270**	**$**	**4,660,254**	10,679,601	$	3,291,998

(i) During the year, the Company completed a brokered private placement of 3,356,669 units at a price of $0.30 per unit for gross proceeds of $1,007,001. Each unit consists of one common share of the Company and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional share of the Company for $0.36 until 9 June 2006. The Company paid the agent a cash commission of 6.5% of the gross proceeds plus legal and filing expenses for total issuance costs of $115,945. In addition, the Company issued broker warrants entitling the agent to purchase up to 268,534 units of the Company at a price of $0.30 per unit until 9 June 2006. Each unit consists of one common share of the Company and one-half of one warrant, each whole warrant entitling the broker to purchase an additional share of the Company for $0.36 until 9 June 2006.

(ii) During the year, the Company completed a non-brokered private placement of 500,000 units at a price of $0.30 per unit for gross proceeds of $150,000. Each unit consists of one common share of the Company and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional share of the Company for $0.36 until 12 July 2006.

b) Contributed Surplus

Details are as follows:

		2005		2004
Balance - beginning of year	**$**	**441,521**	$	7,839
Stock-based compensation *(Note 6f)*		**212,779**		433,682
Balance - end of year	**$**	**654,300**	$	441,521

6. Share Capital - *Continued*

c) As at 31 October 2005, there were 277,359 (2004 - 462,263) shares held in escrow, which are being released to directors of the Company over time according to TSX Venture Exchange policy.

d) As at 31 October 2005, the Company had share purchase warrants outstanding entitling the holder to purchase the following:

Shares	Exercise Price	Expiry Date
1,812,603	$ 0.36	9 June 2006
268,534	$ 0.30	9 June 2006
250,000	$ 0.36	12 July 2006
2,331,137		

e) As at 31 October 2005, the Company had stock options outstanding as follows:

Grant Date	Number	Exercise Price	Expiry Date
19 August 2003	505,000	$ 0.14	19 August 2008
12 January 2004	440,000	$ 0.40	12 January 2009
5 May 2004	805,000	$ 0.38	5 May 2009
1 September 2004	100,000	$ 0.32	1 September 2009
13 April 2005	180,000	$ 0.40	13 April 2010
28 Sept 2005	60,000	$ 0.35	28 September 2010
	2,090,000		

The outstanding options have a weighted average exercise price of $0.32 and a weighted-average remaining life of 3.41 years. As at 31 October 2005, 1,934,375 (2004 – 1,376,875) options had vested.

f) **Stock-Based Compensation**

For the years ended 31 October, the Company granted stock options to its directors, officers and employees and estimated stock-based compensation as follows:

	2005	**2004**
Total options granted	**240,000**	1,345,000
Average exercise price	**$ 0.39**	$ 0.61
Estimated fair value of compensation	**$ 65,087**	$ 589,406
Estimated fair value per option	**$ 0.27**	$ 0.44

In addition, during the year the Company re-priced 440,000 options from an exercise price of $1.10 per share to an exercise price of $0.40 per share. All other terms of the grant remain unchanged. Estimated incremental stock-based compensation of $32,058 (estimated fair value per option - $0.13) relating to these options was recorded in the period. As at 31 October 2005, these options were fully vested and had a remaining life of 3.75 years.

6. Share Capital – *Continued*

f) Stock-Based Compensation - *Continued*

For the new grants of options made during the year, the fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	**3.59%**	3.74%
Expected dividend yield	**0.00%**	0.00%
Expected stock price volatility	**87.49%**	76.35%
Expected option life in years	**5.00**	5.00

The Company's stock options vest 25% on the date of the grant and 12.5% each quarter thereafter. The Company has recorded stock-based compensation for options that vested during the year as follows:

	2005	2004
Number of options vested in the year	**557,500**	766,875
Stock-based compensation expense	**$ 192,509**	$ 355,197
Capitalized to mineral properties	**20,270**	78,485
Total compensation recognized for the year	**212,779**	433,682
Transfer to share capital – options exercised	**-**	-
Net addition to contributed surplus for the year	**$ 212,779**	$ 433,682

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

---

7. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

a) Administration and management fees paid to directors and a company controlled by a director - $123,500 (2004 - $70,730);

b) Geological consulting fees paid to a director - $NIL (2004 - $15,220);

c) Rent and office services fees paid to a company with directors in common - $48,000 (2004 - $24,000);

d) Graphic design and drafting fees paid to parties related to directors $5,250 (2004 - $3,554);

e) Share transactions conducted with directors, officers and other related parties during the year are as follows:

- Issued 72,000 shares under private placements for total cash proceeds of $21,600;
- Issued 1,261,000 shares on the exercise of warrants for total cash proceeds of $156,570;
- Issued 105,000 shares on the exercise of options for total cash proceeds of $14,700;
- Granted 105,000 five-year stock options at an exercise price of $0.40.

---

8. Income Taxes

a) The Company has incurred non-capital losses for income tax purposes of approximately $913,000 that may be used to reduce future taxable income and expire as follows:

Year of Expiry		Amount
2006	$	11,000
2007		13,000
2008		94,000
2009		118,000
2010		116,000
2014		229,000
2015		332,000
	$	913,000

b) The Company has approximately $3,673,000 of resource related expenditures that may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

c) The Company has taken a full valuation allowance against these losses and expenditures and, therefore, the potential future tax benefits arising therefrom have not been recognized in these financial statements.

9. Segmented Information

The company currently operates in only one segment, that being the mining exploration industry. Details of the segmented operations are reflected only in the balance sheet.

2005		Canada		Africa		Total
Assets	$	155,661	$	3,304,973	$	3,460,634

2004		Canada		Africa		Total
Assets	$	924,836	$	1,525,274	$	2,450,110

10. Subsequent Events

Subsequent to 31 October 2005, the Company:

a) Issued 50,000 shares from treasury and paid US$15,000 to the optionors of the Rambo property *(Note 4a);*
b) Arranged a $90,000 bridge financing loan from certain directors to fund short-term working capital needs. The loan bears interest at 6% per annum and is due 15 December 2006. The Company also issued 90,000 bonus shares at a deemed value of $0.20 per share in consideration of the loan.
c) Completed a non-brokered private placement of 2,325,000 units at a price of $0.20 for gross proceeds of $465,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.30 until 2 February 2007.
d) Granted 500,000 five-year stock options at an exercise price of $0.26 per share to directors of the Company. In addition, subject to regulatory approval, the Company re-priced 440,000 options from an exercise price of $0.40 per share to $0.26 per share, with all other terms of the grant remaining unchanged.

RIVERSTONE RESOURCES INC.
Report to Shareholders and
Management Discussion and Analysis
Of the Financial Position and Results of Operations
For the Year Ended October 31, 2005

24 February 2006

TO OUR SHAREHOLDERS:

This Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the audited financial statements of the Company and the notes thereto for the year ended October 31, 2005. Consequently, the following discussion and analysis of the financial condition and results of operations for Riverstone Resources Inc. ("Riverstone" or the "Company"), should be read in conjunction with the audited annual financial statements for the year ended October 31, 2005 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com. A copy of this MD&A will be provided to any applicant upon request.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the Company's filings and herein.

GENERAL

Riverstone is a mineral exploration company that has interests in five mineral permits in Burkina Faso, West Africa. Two of the Company's properties are subject to option agreements and net smelter return royalties, while other properties are held in the form of government exploration permits in trust for the Company. All of the properties are subject to a standard Government 10% carried production interest. All property transactions have been conducted on an arm's length basis between the Company and the vendors.

The Rambo, Liguidi Malguem, Solna, Kao, and Yaramoko gold properties are the primary exploration properties held by the Company. However, the Company is actively seeking additional properties for acquisition and exploration and development – see *Mineral Exploration*.

SIGNIFICANT EVENTS AND TRANSACTIONS

During the year, the Company entered into an option agreement to acquire an 80% interest in the Liguidi Malguem mineral property located in Burkina Faso. This agreement calls for cash payments to the optionor totalling US$95,000 by November 1, 2006 and requires the Company to incur exploration expenditures of approximately US$210,000 by December 31, 2005, which have been completed. Upon earning its interest, the Company will form a joint venture with the optionor.

During the year, the Company also acquired government exploration permits granting the Company through a third party a 100% interest in each of the Solna, Kao, and Yaramoko properties located in Burkina Faso, West Africa. The permits are held in trust for the Company by a Burkina Faso resident associated with the Company.

On June 9, 2005, the Company completed a brokered private placement of 3,356,669 units at a price of $0.30 for gross cash proceeds of $1,007,001. Each unit is comprised of one common share of the Company and one-half of one warrant with each whole warrant entitling the holder to purchase one additional common share for $0.36 until June 9, 2006. The Company paid a cash commission of 6.5% and issued broker compensation warrants to purchase up to 268,534 units under the same terms as the private placement units.

In addition, on July 12, 2005, the Company completed a non-brokered private placement of 500,000 units at a price of $0.30 for gross cash proceeds of $150,000. Each unit is comprised of one common share of the Company and one-half of one warrant with each whole warrant entitling the holder to purchase one additional common share for $0.36 until July 12, 2006.

MINERAL EXPLORATION

Rambo Permit

The Rambo permit is located in the north-eastern part of Burkina Faso and is contiguous with Golden Star Resources' Goulagou project. The permit comprises 150 square kilometres in area and covers six known areas of artisanal workings. The main Rambo artisanal pit consists of a 60 metre by 40 metre oval pit, which is about 15 metres deep. Diamond drilling by a former operator near the pit returned values including 20.03 grams per tonne ("g/t") gold over 15.79 metres, 4.29 g/t over 18.0 metres and 2.89 g/t over 15.0 metres.

Previous drilling by the Company has identified a gold-bearing shoot within a sulphide-bearing structure. The shoot has an approximate strike length of 150 metres, has an average true thickness of about 11 metres and has been traced by drilling to a depth of 120 metres. Highlights of previous work by the Company include 12.0 metres grading 7.0 g/t in Hole RA-04-05; 6.0 metres grading 16.4 g/t in Hole RA-04-07; 7.5 metres grading 4.2 g/t in Hole RA-04-04; and 16.5 metres grading 4.5 g/t in Hole RA-04-01. The holes were drilled on fences spaced 50 metres apart over a strike length of 350 metres. The mineralized structure strikes generally east-west and is open in both directions and to depth.

Two additional diamond drill holes were drilled in 2005 to extend the gold zone encountered in previous drilling with the following results:

HOLE	FROM (metres)	TO (metres)	INTERVAL (metres)	GOLD (g/t)
RADD-05-10	152.55	157.60	5.05	2.16
RADD-05-11	158.70	167.47	8.77	1.26
including	161.20	164.20	3.00	2.84

Hole RADD-05-10 was drilled to test the vertical continuity of the known mineralized zone which has now has been traced for 170 metres down dip and is still open. Hole RADD-05-11 was drilled 150 metres WNW of RADD-05-10 and has extended the Rambo mineralized zone for 350 metres along strike and still open. The gold mineralization appears to be following an EM geophysical conductor which extends for a minimum of 1.0 kilometre beyond the known extent of the mineralization zone.

Work during 2005 has also included prospecting and rock sampling in several new artisanal sites. Rock sampling at the Bonguirga site, a new artisanal site located about 500 metres northeast of the Rambo mineralized zone, returned impressive gold values in rock samples. Two selected samples of quartz vein material from the site assayed 394.8 g/t gold and 66.8 g/t gold. Further work is planned for 2006.

Liguidi Malguem Permit

During the first quarter of fiscal 2005, the Company entered into an agreement to acquire an 80% interest in the Liguidi Malguem mineral permit in Burkina Faso. The permit covers an area of 225 square kilometres and is located 125 kilometres southeast of Ouagadougou, the capital of Burkina Faso, and 50 kilometres southeast of the Bombore property presently being explored by Orezone Resources Inc. The Company has completed a geochemical survey over most of the property together with a program of geological mapping and rock sampling which has confirmed an extensive area with gold values in soils generally over 15 parts per billion ("ppb"), covering an area approximately 13 kilometres in length and 3 kilometres in width.

Within this area are several anomalous zones where soil gold values are generally over 50 ppb and as high as 2,600 ppb. The largest of these covers an area approximately 4 kilometres in length and up to 2 kilometres in width. Several other anomalous zones are at least 1 kilometre long and up to 1 kilometre in width. Assay results of the first 79 rock samples taken in the larger grid area showed 26 samples with higher values of between 100 ppb and 500 ppb and a further 8 samples between 1.3 g/t and 12.0 g/t gold.

Three specific target areas were identified as a result of the initial program - the Three Hills area near the centre of the permit, the Wayalguin area to the north-east and the Dassoui area to the south-west. The existence of artisanal gold workings is widespread in the area.

At Three Hills, an exposed area of schist with disseminated sulphide minerals and sulphide-bearing quartz veinlets appears similar to the gold-bearing schist horizon at Jilbey Gold's (now High River Gold) Bissa deposit. A single trench, LM-TR-04, dug across one of the anomalies returned two zones of significant gold mineralization. Zone 1 showed 18 metres grading 1.45 g/t gold, including 10.5 metres at 2.01 g/t gold and Zone 2 showed a further 18 metres grading 1.53 g/t gold and including 7.5 metres at 2.26 g/t gold.

Two of the four known gold anomalies at Three Hills were tested with five reverse circulation drill holes with significant results as follows:

HOLE	FROM (metres)	TO (metres)	INTERVAL (metres)	GOLD (g/t)
LM-05-01	6.00	12.00	6.00	0.68
including	9.00	12.00	3.00	1.04
LM-05-02	51.00	63.00	12.00	0.46
LM-05-05	1.50	18.00	16.50	1.25
including	4.50	13.50	9.00	1.88
and	36.00	42.00	6.00	0.80
including	39.00	40.50	1.50	1.46

Note: The intervals are drill intercepts and may not reflect true widths.

Holes LM-05-01 and 02 were drilled to test a 2.25 kilometre long gold-in-soil anomaly. The holes are 300 metres apart. The discovery of significant gold below this anomaly necessitates the thorough evaluation of the entire anomaly.

Holes LM-03 to 05 were drilled in a fence across the eastern end of a 1.25 kilometre long gold geochemical anomaly. Again, the intersection of significant gold mineralization in LM-05-05 validates the geochemical anomaly which warrants further exploration.

Work at Wayalguin has focused on the area surrounding two artisanal workings. The zone is underlain by Tarkwaian metasediments, which locally bear sulphide minerals. Trench sampling has indicated at least one broader interval of approximately 6 metres with an average grade of 2 g/t gold, which included samples of 8.3 g/t gold over 0.7 metres and 3.5 g/t gold over 1.5 metres. This mineralization is related to an east-west trending, moderately north dipping structure.

At Wayalguin, which is located approximately two kilometres east of the Three Hills prospect, three holes, LM-06 to 08, were drilled as a fence to cross the eastern portion of an 800 metre long geochemical anomaly. The holes were drilled to undercut a trench that had encountered 2.22 g/t gold over 6.0 metres. Hole LM-05-07 encountered 1.86 g/t gold over 4.5 metres; Holes LM-05-06 and 08 intersected several narrow intervals (1.5 metres) grading about 1.0 g/t gold.

The main Dassoui zone covers a 4 kilometre by 1 kilometre area surrounding four artisanal sites where gold has been recovered from quartz veins and stockwork veinlets. The soil geochemical survey identified multiple zones anomalous in gold and up to 2 kilometres in length trending generally in a south west-north east direction. The Dassoui area has not yet been tested by drilling.

Kao Permit

The Kao permit is contiguous with the south side of the Rambo permit. Work during 2005 comprised grid soil sampling, rock sampling and prospecting. Soil sampling in areas of new artisanal workings has outlined one very strong gold anomaly, with dimensions of about 1 kilometre by 2 kilometre within the +10 ppb gold contour. Peak soil values range from 270 to 1,460 ppb gold. Two other slightly smaller anomalies have been delineated elsewhere on the permit. Several rock samples collected from scattered areas of artisanal workings returned very encouraging gold values. Among these are numerous samples grading greater than 0.5 g/t gold, with two notable samples, from different areas, grading 10.1 g/t and 13.1 g/t gold.

Yaramoko Permit

On this permit, about 200 kilometres west-southwest of Ouagadougou, work during 2005 has been concentrated on mapping, soil sampling, prospecting and rock sampling. Several rock samples from scattered areas on the permit have returned significant results, including 16 samples with values ranging from 1.0 g/t to 11.9 g/t gold. Soil sampling in the area of recent artisanal workings has outlined several gold in soil anomalies, with many values exceeding 100 ppb gold. The largest of these anomalous areas measures about 500 metres wide by 3.5 kilometres long and covers an area with numerous active workings. This and several smaller anomalous areas require follow-up.

Solna Permit

The Solna Permit, covering approximately 160 square kilometres, is located in eastern Burkina Faso about 250 kilometres north-east of Ouagadougou. The gold mineralization is hosted in a zone of numerous quartz and quartz-tourmaline veins cutting foliated and sheared rocks of the Sebba greenstone belt, which is part of the lower Proterozoic Birimian greenstone sequence that hosts most of the major gold deposits in West Africa. Solna is approximately 75 kilometres west of the Samira Hill gold mine of Etruscan Resources where a resource of 2 million ounces of gold has been announced. It has been reported that Samira Hill expected to produce 120,000 ounces of gold in 2005.

Work at Solna confirms a significant area that is anomalous in gold values in both soil and rock chip samples. The main soils anomaly identified to date extends at least 2 kilometres in length and averages approximately 250 metres in width, with gold values in soils in excess of 100 ppb and ranging up to approximately 1.3 g/t gold. In addition, a parallel secondary mineralized corridor lies outside this main anomalous zone.

Within these areas, rock chip samples ranged from several parts per billion gold to as high as 8.3 g/t gold, including values of 6.7 g/t, 6.8 g/t and 7.8 g/t gold. A total of 143 rock samples have been taken at Solna, of which over 20% showed gold values of greater than 1.0 g/t gold, including 17% greater than 2.0 g/t gold. Artisanal gold workings are also evident within the areas.

Two trenches spaced about 150 metres apart within the geochemical anomaly returned significant gold values. Trench SLTR-KO returned 15 metres grading 4.5 g/t gold including 7.5 metres grading 7.3 g/t gold, and Trench SLTR-07 returned 3 metres grading 2.84 g/t gold, a further 6 metres grading 1.18 g/t gold, and a further 3 metres grading 1.44 g/t gold. Further work is planned in 2006.

SELECTED ANNUAL INFORMATION

Financial Data for Last Three Fiscal Years			
Fiscal Year Ended	October 2005	October 2004	October 2003
Total revenues	$Nil	$Nil	$Nil
Loss before stock-based compensation	$353,115	$261,632	$69,402
Stock-based compensation	$192,509	$355,197	$7,839
Net (earnings) loss	$545,624	$616,829	$77,241
Weighted average number of shares outstanding	13,565,111	9,967,545	3,986,645
Loss per share	$0.04	$0.06	$0.02
Cash and cash equivalents	$97,036	$885,334	$155,979
Current assets	$146,702	$924,836	$169,330
Non-current assets	$3,313,932	$1,525,274	$29,790
Total assets	$3,460,634	$2,450,110	$199,120
Current liabilities	$284,431	$309,318	$70,932
Total long-term financial liabilities	$Nil	$Nil	$Nil
Total shareholders' equity (deficiency)	$3,176,203	$2,140,792	$128,188
Cash dividends declared per share	$Nil	$Nil	$Nil

RESULTS OF OPERATIONS

The loss for the year was $545,624, which compares to a loss of $616,829 for the previous year. The decrease in the loss for the current year is due to a decrease in stock-based compensation, offset by a general increase in general and administrative expenses. Significant items comprising the current loss include $123,500 in administration and management fees, $65,380 for professional fees, $25,464 for transfer agent, filing and shareholder related costs, $36,504 for consulting fees, $48,000 for rent and office services, $48,601 for travel and promotional costs, and $9,031 for office, travel, and other general expenses. The loss for the year was reduced as a result of receipt of interest income amounting to $3,365 and increased by stock-based compensation of $192,509. Cash flows used in operations for 2005, before changes in non-cash working capital items, totalled $352,290 compared to cash of $219,984 used in operations in 2004.

Compared to the prior year, general and administrative costs (excluding stock-based compensation) increased by $105,148. The majority of the increase is due to a $59,474 increase in administration, management and consulting fees, due mostly to the increased level of exploration activity, as well as for work required to comply with regulatory matters, financings, stock options, and property agreements. Professional fees increased by $18,729 over 2004. In addition, office rent and services increased by $22,850 as the Company completed its first full year at its new office location where it receives office support services. Travel and promotion costs increased by $30,005 over the prior year due to the Company completing its first full year with an investor relations consultant as well as due to additional travel required by administrative staff to attend at the Company's Burkina Faso field office.

The Company incurred resource property costs of $1,779,699 during the year as a result of exploration work completed on its Burkina Faso properties. This compares to $1,537,132 incurred in the prior year, mostly on the Rambo permit. Current costs include $152,402 for reverse circulation drilling, $249,257 for geochemical and assaying charges, and $438,746 for surface geological work including trenching and geochemical surveys. Camp and general costs, including local labour costs, totaled $502,695, and travel costs totalled $133,021, reflecting the cost of operating in West Africa. Stock-based compensation relating to stock options granted to field personnel totalling $20,270 was recorded in the year. Total costs for the year also include $9,636 incurred on reconnaissance and data collection on other prospective properties in the West Africa region.

SUMMARY OF QUARTERLY RESULTS

Financial Data for the Last Eight Quarters

Three Months Ended	Oct-05	Jul-05	Apr-05	Jan-05	Oct-04	Jul-04	Apr-04	Jan-04
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation	$71,722	$96,809	$99,725	$84,859	$109,792	$62,858	$30,463	$58,519
Loss for the period	$116,744	$137,367	$172,346	$119,167	$73,383	$165,486	$30,463	$347,497
Loss per share	$0.0	$0.01	$0.01	$0.01	$0.01	$0.02	$0.00	$0.04

The quarterly losses for the year ended October 31, 2005 reflect a higher level of exploration and administrative activity than in fiscal 2004 as discussed above (see *Results of Operations*). Comparison of 2005 quarterly results with those of 2004 is must be considered accordingly. The quarterly losses before stock-based compensation for fiscal 2005 were relatively consistent. The only item that produced significant inconsistencies among the quarters in 2004 was stock-based compensation. The Q1 loss in 2004 is higher than all other quarters due to the recognition of $288,978 in stock-based compensation relating to 440,000 shares that were granted in Q1 2004. These options vested immediately, therefore, the entire expense was recognized in the first quarter. Subsequent grants of stock options in Q3 2004 and Q4 2004 were subject to vesting provisions, therefore, the expense in subsequent quarters was significantly less than that recognized in Q1 2004. In addition, the fourth quarter loss in 2004 was reduced by an adjustment that capitalized $75,239 of stock-based compensation, which related to field personnel, to the Rambo property.

Cash flows used in operations, before changes in non-cash working capital items, were fairly consistent over the four quarters of 2005, averaging approximately $88,000 per quarter.

FINANCIAL POSITION AND LIQUIDITY

Riverstone has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At the end of the year under review, the Company had a working capital deficiency of $137,729 compared to working capital of $615,518 at the end of the previous year and $162,515 at the end of the third quarter 2005. The change during the quarter primarily reflects mineral exploration expenditures on the Rambo property, together with indirect and administrative costs. The reduction in working capital over the previous year results from cash used in operating activities ($267,817) and investing activities ($1,861,237) outweighing cash provided by equity financing activities $1,340,756 during the year.

At October 31, 2005, the Company had cash on hand of $97,036 compared to $885,334 at October 31, 2004. This cash balance was not adequate to fund ongoing expenses, and on December 16, 2005, the Company arranged a $90,000 bridge-financing loan to fund the Company's continuing operations. In addition, on February 2, 2006 the Company raised an additional $465,000 under a private placement – See *Subsequent Events.*

CAPITAL RESOURCES AND COMMITMENTS

The Company has cash payment, share issuance and mineral expenditure requirements under its Rambo property agreement. Terms of the agreement require cash payments totalling US$240,000 and the issuance to the vendors of a total of 250,000 common shares of the Company over a period of four years, with a work commitment totalling US$500,000 over a period of three years. As at the date hereof, the Company has satisfied the entire exploration expense requirement on the property. To earn its interest in the property, the Company must make the remaining cash payments of US$50,000 and issue 50,000 shares in each of its fiscal years ending October 31, 2007 and 2008.

The Company has cash payment and mineral expenditure requirements under its Liguidi Malguem property agreement. This agreement calls for cash payments totalling US$95,000 and requires the Company to incur exploration expenditures of approximately $210,000 by December 31, 2005. As at the date hereof, the Company has satisfied the entire exploration expense requirement on the property and must make the remaining cash payment of US$30,000 on or before November 1, 2006 to earn its interest in the property

The Company has business services agreements, with two of its directors, which call for monthly payments of $4,000 each with a term of two years, renewable upon mutual consent. The Company also has a month-to-month agreement, with a company related by certain directors it has in common, for office rent and administrative support services. The Company pays $4,000 per month and the agreement can be cancelled at any time.

As at October 31, 2005, the Company had insufficient capital to complete the terms of its property agreements and meet its overhead requirements for the ensuing year. On December 16, 2005, the Company arranged a $90,000 bridge-financing loan and on February 2, 2006 raised an additional $465,000 under a private placement – See *Subsequent Events*. It will be necessary for the Company to arrange for additional financing during the coming year to meet its ongoing exploration and overhead requirements.

Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at 31 October 2005 or as at the date hereof.

RELATED PARTY TRANSACTIONS

Transactions with related parties are disclosed in the financial statements and include administration and management fees for the year of $123,500 (2003 - $70,730) and rent and office services of $48,000 (2004 - $24,000) paid to a company with which the company shares directors in common. The increase in related party transactions over the prior year is due to the Company completing its first full year on its management contracts with two of its directors (see – *Capital Resources and Commitments*) and its first full year in its new office space.

DISCUSSION OF FOURTH QUARTER RESULTS

The fourth quarter of 2005 saw the Company decrease its exploration expenditures in West Africa to $235,787 from $624,907 in the third quarter as the Company wound down its 2005 exploration program.

General and administrative costs of $116,744 incurred in the fourth quarter were slightly lower than costs of $137,367 incurred in the third quarter. The reduction is due mostly to lower legal and accounting costs incurred in the fourth quarter compared to those incurred in the previous three quarters.

Cash flows used in operations, before changes in non-cash working capital items, of $70,988 were slightly lower than the previous quarters of 2005, reflecting lower professional fees paid in this quarter compared to the other quarters in the year.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies in the year under review.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and term deposits, GST receivable and accounts payable. The Company maintains most of its cash in Canadian dollars; however, from time to time a small amount of cash is maintained in foreign currencies and is therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Consistent with other companies in the mineral exploration industry, Riverstone has no source of operating revenue. The Company's October 31, 2005 audited financial statements provide a breakdown of the general and administrative expenses for the year under review (Statement 2) and an analysis of the capitalized and expensed exploration and development costs incurred on its mineral properties (Schedule and Note 4d).

OUTSTANDING SHARES

As at October 31, 2005, the Company had 16,991,270 (diluted – 21,412,407) common shares issued and outstanding versus 10,679,601 (diluted – 15,140,451) at October 31, 2004. The increase over 2004 reflects the success of the Company in raising funds through the issue of new shares and the exercise of warrants as described below.

During the year, the Company issued 3,356,669 shares for cash proceeds of $1,007,001 under a brokered private placement; 500,000 shares for cash proceeds of $150,000 under a non-brokered private placement; 105,000 shares upon exercise of options for cash proceeds of $14,700; 2,300,000 shares upon exercise of warrants for cash proceeds of $285,000; and 50,000 shares under the Rambo option agreement – see *Mineral Exploration*. In addition, the increase in the number of diluted shares since October 31, 2004 also reflects the granting of 240,000 options, the issuance of warrants to purchase 2,331,137 shares pursuant to the brokered and non-brokered private placements, and the expiration of 205,850 warrants during the year.

Issued and diluted shares outstanding as at the date hereof are 19,456,270 and 25,139,907 respectively. The increase from October 31, 2005 reflects the subsequent issuance of 50,000 shares under the Rambo property agreement, 90,000 bonus shares pursuant to a loan agreement and 2,325,000 units under a private placement.– see *Subsequent Events*.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company's policy is to provide information from its corporate offices to investors and brokers directly. The Company has entered into an agreement with Richard Roy, through his private company RR Communications, to assist in providing such information from the Company's offices.

MANAGEMENT

Riverstone is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Riverstone could result, and other persons would be required to manage and operate the Company.

SUBSEQUENT EVENTS

Subsequent to the end of the year, the Company issued 50,000 shares from treasury and paid US$15,000 to the optionors of the Rambo property. The Company arranged a $90,000 bridge financing loan from certain directors due December 15, 2006 and bearing interest at 6% per annum and issued 90,000 shares pursuant to the loan agreements. The Company announced the resignation of one director and the appointment of two new directors, Gregory Isenor P. Geo., past president of Jilbey Gold Exploration prior to its merger with High River Gold Mines, and Alvin Jackson, P. Geo., previously President and Chief Operating Officer with EuroZinc Mining Corporation. The Company granted 500,000 five-year stock options to directors at an exercise price of $0.26 and completed a non-brokered private placement of 2,325,000 units at a price of $0.20 per unit for proceeds of $465,000. In addition, the Company re-priced 440,000 options from an exercise price of $0.40 per share to $0.26 per share, subject to regulatory approval..

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance. Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this Annual Management Discussion and Analysis.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng., President

Form 52-109F1 – Certification of Annual Filings

I, **Kerry Spong,** Chief Financial Officer of **Riverstone Resources Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Riverstone Resources Inc.** (the issuer) for the period ending October 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 24, 2006

"Kerry Spong"

Kerry Spong, Chief Financial Officer

Form 52-109F1 – Certification of Annual Filings

I, **Michael D. McInnis,** Chief Executive Officer of **Riverstone Resources Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Riverstone Resources Inc.** (the issuer) for the period ending October 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 24, 2006

"Michael D. McInnis"

Michael D. McInnis, Chief Executive Officer